EXHIBIT 2

Nick Swenson

June 1, 2012

William Healey

Chairman & Member of the Board of Directors

Pro-Dex, Inc.

2361 McGaw Avenue

Irvine, CA  92614

Dear Board Member,

I am writing today in an effort to understand why you have decided to deny my request for a seat on Pro-Dex’s Board of Directors.  I am extremely disappointed and would like clarification regarding how your decision was made.

As Pro-Dex’s largest shareholder, I believe my interests are directly aligned with those of other shareholders.  I urge you to re-think your position and allow me to join the Board.

I do not require compensation of any kind to serve on the Board.

Regards,

/s/ Nick

Nick Swenson

3033 Excelsior Blvd., Suite 560 – Minneapolis, Minnesota 55416 – 612-703-2292